February 2, 2007

VIA HAND DELIVERY

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed on January 12, 2007 (File No. 333-138389)

Dear Mr. Webb:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated January 25, 2007 from the staff of the Securities and Exchange Commission (the “Commission”) transmitting their comments to Amendment No. 2 to the Registration Statement on Form S-1 filed by the Company on January 12, 2007. A formal amendment (“Amendment No. 3”) reflecting the changes made in response to your comments has been filed via EDGAR. Please note that the Company has been advised by its independent appraiser that it has increased the Company’s appraisal. Amendment No. 3 has been revised to incorporate the Company’s new valuation range, including new ranges for the amount of securities to be sold in the offering and the exchange ratio pursuant to which shares of People’s Bank common stock will be exchanged for shares of the Company’s common stock. The updated appraisal report has been filed as Exhibit 99.2 to Amendment No. 3. Your specific comments are set forth verbatim below, followed by the Company’s response.

General

1.	We note your response to prior comments 6 and 7. Please file the revised opinions as soon as possible to expedite review of the documents by the Staff.

Exhibits 5.1 and 8.1 have been filed with Amendment No. 3. The language previously included in the opinions limiting reliance on such opinions has been replaced with the following language:

“We are furnishing this opinion solely in connection with the filing of the Registration Statement and this opinion is not to be relied upon for any other purpose.”

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
February 2, 2007	Page 2 ..

Compensation of Directors and Executive Officers, page 153

2.	This section should begin with Compensation Discussion and Analysis and then go to the tables showing executive compensation. Please revise.

The section has been revised to begin with the Compensation Discussion and Analysis. The tables showing executive compensation now follow the Compensation Discussion and Analysis.

Director Compensation, page 153

3.	Please advise the staff whether the amounts paid to directors for their services to People’s Mutual Holdings are included in cash compensation or provide the staff with your determination why these amounts did not need to be included in total compensation in addition to the footnote disclosures.

The Director Compensation table has been revised to include the amounts paid to directors for their services to People’s Mutual Holdings. A footnote has also been added to this table to clarify that such amounts are included. In addition, general information regarding the fees paid to persons serving as trustees of People’s Mutual Holdings has been added to the disclosure following the table. See pages 182 and 184 of the prospectus.

Compensation Discussion and Analysis, page 156

4.	The staff is unable to find any disclosure responsive to Item 402(b)(2)(viii) of Regulation S-K. Please revise to discuss how LTIP awards are adjusted in the event that a targeted measure is subsequently subject to an adjustment, including a restatement.

Item 402(b)(2) lists a variety of matters which a registrant may wish to address in its Compensation Discussion and Analysis. However, it does not appear that the Company is required to include any of these items if not relevant to the Company’s facts and circumstances. People’s Bank has not had occasion to consider what action it might take with respect to LTIP and STIP payouts if it were to find that relevant performance targets had not been met based on subsequent adjustments (including restatements) made to People’s Bank’s results of operations. In addition, neither the Board of Directors nor the Human Resources Committee of the Board of Directors has established any formal policy in this regard. As such, the Company has not included disclosure responsive to Item 402(b)(2)(viii) in the Compensation Discussion and Analysis section.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
February 2, 2007	Page 3 ..

Linking Company Performance to Incentive Plan Funding, page 163

5.	Revise this section to discuss the adjustments from operating income that are considered in determining bonuses under the incentive plan system. Particularly focus upon material or recurring adjustments and discuss why those adjustments were deemed necessary. Please refer to Item 402(b)(2)(v and vi) of Regulation S-K.

The discussion of adjustments to relevant performance measures is necessarily general in the overview of the incentive plan. However, specific adjustments to relevant performance measures have been included with respect to the payouts for 2006 in the section entitled “Rating Past Performance” of Amendment No. 3. See pages 179 and 180 of the prospectus.

Summary Compensation Table, page 174

6.	Please complete the table or disclose why you cannot.

The amounts previously not included in the Summary Compensation Table were not calculable as of the date of filing of Amendment No. 2. The Summary Compensation Table has been completed and is now located on page 186 of the prospectus.

Grant of Plan-Based Awards, page 177

7.	On page 178 you discuss the vesting of options as part of the long term incentive program. Also, on page 158 you discuss that stock options are part of the compensation mix and on page 179 you discuss the vesting schedule for outstanding options. However, on page 178 you indicate that your executives did not receive compensation that would need to be reported as part of the future payments under equity incentive compensation plans and so you excluded those tables. Please revise this table or provide the staff with your analysis as to how your named executive officers did not receive compensation that must be reported in those columns in this table.

All stock options and restricted stock grants made to executive officers were made under the People’s Bank 1998 Long-Term Incentive Plan. Despite the name of the plan, the Company does not believe these grants constitute awards made pursuant to an “incentive plan” or “equity incentive plan” as that term is defined in Item 402(a)(6)(iii) of Regulation S-K.

Grants made under this plan were for a specific number of stock options and shares of restricted stock, which will not change regardless of People’s Bank’s performance. All stock options and restricted stock grants made to executive officers will vest based solely upon the lapse of time, and vesting is not tied to attainment of any performance targets. Therefore, the Company believes it is appropriate to list all such stock options and restricted stock grants in columns (i) and (j) of the table, rather than in columns (f), (g) and (h).

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
February 2, 2007	Page 4 ..

Supplemental Savings Plan, page 184

8.	Item 402(i)(3) of Regulation S-K requires a succinct narrative of materials factors necessary to understand each plan. Please revise this section to discuss how the registrant’s contribution is determined. It appears that the percentage match of the officer’s contribution changes from officer to officer.

The disclosure regarding the Supplemental Savings Plan has been revised in Amendment No. 3 to provide greater detail regarding the functioning of the Supplemental Savings Plan and the determination of benefits thereunder. As described in this additional disclosure, the Company contribution is largely based upon the compensation of the individual executive rather than the contributions into the plan by such executive. See page 198 of the prospectus.

Certain Transactions, page 198

9.	Please revise the second sentence to include the new language in Item 404(a)(4)(c)(iii) of Regulation S-K.

The second sentence of the first paragraph in the section entitled “Certain Transactions with Members of Our Board of Directors and Executive Officers” on page 213 of the prospectus has been revised to read as follows:

“People’s Bank also extends credit to its directors and executive officers to the extent it is permitted to do so under applicable laws and regulations. Such transactions are made in the ordinary course of business; are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not affiliated with People’s Bank; and do not involve more than the normal risk of collectibility or present other unfavorable features.”

10.	For the transactions and relationships set forth on page 199. Please provide the information required by Item 404(a) of Regulation S-K.

The discussion of the transactions and relationships set forth on page 213 of the prospectus has been revised to provide the information required by Item 404(a) of Regulation S-K.

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
February 2, 2007	Page 5 ..

General Comments on the Alternative Prospectus

11.	We note the valuation table that appears on pages 15 and page 210. This table appears to indicate that at the current price of People’s shares, the offering must sell a number of shares between the maximum and the maximum, as amended in order for the shareholders to receive a value per share equal to the current trading price. Since the value that People’s Bank shareholders will receive is likely the most material piece of information to be made in their voting decision, please revise the cover and the Summary to discuss this factor.

The first paragraph of the cover page of the proxy statement/prospectus has been revised to include the following language:

“As a result of the conversion, our newly formed company, called People’s United Financial, Inc., will become the parent of People’s Bank. Shares of People’s Bank common stock owned by the public will be exchanged for between 100,491,584 and 135,959,202 shares of common stock of People’s United Financial (subject to increase to 156,353,083 shares as a result of market demand, regulatory considerations or changes in financial markets) so that People’s Bank’s existing public stockholders will own approximately the same percentage of People’s United Financial common stock as they owned of People’s Bank’s common stock immediately prior to the conversion. The actual number of shares that you will receive will depend on the exchange ratio, which will depend on the percentage of People’s Bank common stock held by the public at the completion of the conversion, the final independent appraisal of People’s United Financial and the number of shares of People’s United Financial common stock sold in the offering. It will not depend on the market price of People’s Bank common stock. See “The Conversion and Offering–The Share Exchange of People’s Bank Common Stock for People’s United Financial Common Stock” for a discussion of the exchange ratio. Based on the $[__] per share closing price of People’s Bank common stock as of the last trading day prior to the date of this proxy/prospectus, unless at least [___] shares of People’s United Financial common stock are sold in the offering (close to the maximum of the offering range), the initial value of the People’s United Financial common stock you receive in the share exchange would be less than the market value of the People’s Bank common stock you currently own. See “Risk Factors–The Market Value of People’s United Financial Common Stock Received in the Share Exchange May Be Less than the Market Value of People’s Bank Common Stock Exchanged.””

In addition, the following language has been added to the Summary on page 14, the risk factor on page 28, and The Conversion and Offering section on page 230 of the proxy statement/prospectus:

“Based on the $[__] per share closing price of People’s Bank common stock as of the last trading day prior to the date of this proxy/prospectus, unless at least [___] shares of People’s United Financial common stock are sold in the offering (close to the maximum of the offering range), the initial value of the People’s United Financial common stock you receive in the share exchange would be less than the market value of the People’s Bank common stock you currently own. See “Risk Factors–The Market Value of People’s United Financial Common Stock

Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
February 2, 2007	Page 6 ..

Received in the Share Exchange May Be Less than the Market Value of People’s Bank Common Stock Exchanged.””

12.	Please unbundled the material changes resulting from the adoption of the new charter for People’s United.

In response to this comment, the Company has added eight separate “unbundled” proposals relating to provisions of its Certificate of Incorporation which the Company believes differ materially from the People’s Bank Charter. The Company notes that the required vote to approve each of these proposals is a majority of the outstanding shares of People’s Bank common stock. People’s Mutual Holdings, which owns 57.7% of People’s Bank’s common stock, is expected to vote in favor of each of these proposals. Because People’s Mutual Holdings owns a majority of People’s Bank’s common stock, it is expected that People’s Mutual Holdings will control the outcome of these proposals.

We are aware that the Commission and the Office of Thrift Supervision continue to discuss this comment. If as a result of these discussions the comment is modified in any way without requiring revisions to the proxy statement/prospectus to an extent likely to delay the effective date of the registration statement, the Company will make the necessary revisions to the proxy statement/prospectus in a timely fashion.

13.	Please indicate a discussion of Interest of Certain Persons in the Matters To Be Acted Upon, detailing the benefits to management of the conversion and subsequent offering, similar to that required by Item 18(a)(5)(i) of Form S-4.

A discussion of “Interest of Certain Persons in the Matters To Be Acted Upon,” detailing the benefits to management of the conversion and subsequent offering, similar to that required by Item 18(a)(5)(i) of Form S-4, has been added to the proxy statement/prospectus beginning on page 224.

Cover Page

14.	Please indicate the number of shares being offered by this prospectus.

Please see the response to comment 11 above.

15.	You can only incorporate exhibits filed with the Commission. See Rule 411. Either file the exhibits incorporated by reference from reports not filed with the Commission, or remove them from the list of exhibits.

All exhibits previously incorporated by reference from reports not filed with the Commission have been either filed or removed from the list of exhibits.

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Mr. Mark Webb Legal Branch Chief U.S. Securities and Exchange Commission
February 2, 2007	Page 7 ..

We believe that these responses and revisions to the comments to the Amendment are fully responsive to your comments. We look forward to your prompt review of this submission.

Please date stamp the enclosed acknowledgement copy and return it in the self-addressed stamped envelope provided.

If you have any questions, please contact me at (202) 626-5647 or V. Gerard Comizio at (202) 626-5643.

Very truly yours,

/s/ Matthew Dyckman

Matthew Dyckman